November 17, 2005

Via facsimile and U.S. Mail

Mr. Lloyd T. Rochford
President and Chief Executive Officer
Arena Resources, Inc.
4920 South Lewis Avenue, Suite 107
Tulsa, Oklahoma  74105

	Re:	Arena Resources, Inc.
		Form S-3
      Filed October 17, 2005
		File No. 333-127741
		Amendment No. 1 to
      Form 10-KSB for the year ended December 31, 2004
		Filed October 17, 2005
		File No. 1-31657
      Form 10-Q for Fiscal Quarter Ended September 30, 2005
      Filed November 1, 2005
      File No. 1-31657

Dear Mr. Rochford:

      	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended December 31, 2004

General

1. Please submit your analysis demonstrating that you complied with
Item 10(a)(1)(iv) of Regulation S-B in qualifying as a small business filer.

2. We note that you disclose a PV10 metric associated with your standardized measure of discounted future cash flows on page 3 and elsewhere in your document. As this is a non-GAAP measure, please expand your disclosures to comply with Item 10(h) of Regulation S-B, or remove this metric from your disclosures.

3. We note your disclosure of acquisition and drilling cost per Boe.
Please explain how this measure is calculated. We may have further comment.

Cost Information, page 15

4. We note that you have included line items that are not contemplated by SFAS 69. Please revise your presentation to report these line items in those contemplated by SFAS 69. This comment also applies to your like disclosure on page 59. Refer also to an industry letter which can be located at: http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Financial Statements

Note 1 Organization and Summary of Significant Accounting
Policies,
page 48

Oil and Gas Properties, page 48

5. We note that your disclosures regarding your computation of the full cost ceiling test do not include reference to estimated future expenditures. Please expand your disclosures to indicate how you consider estimated future expenditures in determining the full cost ceiling for capitalized costs. Refer to Rule 4-10(c)(4) of Regulation
S-X.

6. Please clarify how the adoption of SFAS 143 impacted your full cost accounting. Refer to SAB 106 at http://www.sec.gov/interps/account/sab106.htm.

Stock-based Employee Compensation, page 49

7. Please disclose how you account for stock-based compensation issued to non-employees. Refer to paragraph 8 of SFAS 123.


Note 6, Stockholders` Equity, page 55

8. We note your disclosures on page 21 regarding your issuance of common stock to consultants. Please provide us a schedule of all common shares issued for services for the periods presented in your financial statements. Include with each stock issuance the appropriate measurement date and quoted market price.

9. Please describe how you considered the application of SFAS 133 in accounting for your call option acquired in conjunction with the Furhrman-Mascho property acquisition. Additionally please demonstrate how it is appropriate to record this call option as part of oil and gas properties and cite the authoritative literature supporting your conclusion.

Note 7, Employee Stock Options , page 56

10. We note your disclosure indicating the exercise price of your stock options are adjusted to 85% of the market value of your common stock on the dates issued. Additionally your disclosures indicate that you have categorized stock options issued in 2003 as non-compensatory. Please address the following:

* Demonstrate how you concluded that the options issued were not compensatory. Specifically provide us the evidence you relied on that these options were granted as either an important means of raising capital or a more widespread ownership of the corporations stock. Refer to paragraph 4 of Appendix B of APB 25 and paragraph 7 of APB
25.

* Provide us a schedule of all warrants and options issued in the periods presented with the accompanying measurement date, exercise price, the quoted market price, and the reason the warrants or options were issued.

* Quantify the value of the options granted which would have been recorded had you accounted for them as compensatory on the appropriate measurement dates.

Supplemental Information on Oil and Gas Producing Activities, page
59

11. We note your net capitalized costs and accumulated amortization do not agree to your balance sheet as of December 31, 2004. Additionally we note you disclose unproved oil and gas properties which are not subject to amortization under the full cost rules, although you have not presented these costs on the face of your balance sheet. Please provide us a reconciliation of your supplemental disclosure to your balance sheet as of December 31, 2004, and explain why your disclosures do not agree. Revise your balance sheet presentation to show the oil and gas properties not subject to amortization. Refer to Rule 4-10(c)(7)(ii) of Regulation
S-X.

12. We note your disclosure of costs incurred in oil and gas producing activities, for the fiscal year ended 2004, which does not agree to that disclosed on page 15 of your document. Please explain why your disclosures do not agree.

13. We note your disclosure of your results of oil and gas producing activities which include all general and administrative expenses.
Please tell us how you considered corporate overhead expenses in your disclosure. Refer to paragraph 24 of SFAS 69

Form 10-Q for Fiscal Quarter Ended September 30, 2005

Exhibit 10.2 Securities Purchase Agreement

14. We note that your Securities Purchase Agreement includes a penalty provision requiring you to issue warrants for registered shares in the event the filing an effectiveness of your registration statement is delayed.  Please expand your disclosure in your notes to
your quarterly financial statements to disclose this requirement. Additionally, tell us whether any securities and warrants previously issued had accompanying registration rights or penalty provisions. In this regard please submit to us a schedule of your securities and warrants issued for all periods presented in your December 31,
2004
Form 10-KSB, setting forth the number of securities issued, when they were issued, for what purpose they were issued, and the associated registration rights and related penalty provisions.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jonathan Duersch at (202) 551-3719, or Jill Davis, Branch Chief, at (202) 551-3683 with any questions relating to accounting matters.  Please contact Melinda Kramer at (202) 551-
3726
or Tangela Richter, Branch Chief, at (202) 551-3685 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director


CC:	Ken Dornblaser, Esq.
      Melinda Kramer
      Tangela Richter
??

??

??

??

Mr. Lloyd T. Rochford
Arena Resources, Inc.
November 17, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE

Mail Stop 7010